UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2020

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Market update report ANGLOGOLD ASHANTI NEWS RELEASE FOR THE THREE MONTHS ENDED 31 MARCH 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

11 May 2020

NEWS RELEASE

AngloGold Ashanti Trebles Q1 Cash Flow from Operating Activities; Bolsters Liquidity to $2bn

(PRESS RELEASE – JOHANNESBURG) – AngloGold Ashanti bolstered its available liquidity to more than $2bn, improved leverage and more than trebled first quarter cash flow from operating activities as key mines delivered solid performances.

A diverse portfolio of 14 mines in nine countries helped limit the impact of COVID-19-related stoppages to 11,000oz during the first quarter of 2020. First quarter free cash flow before investment in growth projects – the measure on which dividend payments are based - rose 231% year-on-year to $94m. Cash flow from operating activities rose by 227 % from $67m to $219m over the same period.

“Cash flow is strong, leverage is down, and all operations are running,” Chief Executive Officer Kelvin Dushnisky said. “We’re making good progress on achieving our core strategic objectives – including asset sales and the redevelopment of Obuasi – and have worked hard to ensure we have the liquidity to weather potential disruptions.”

AngloGold Ashanti received a strong tailwind from bullion prices which averaged $1,506/oz during the first quarter of 2020 and have continued to rise in subsequent weeks as investors sought a safe haven. The Company secured an additional $1bn credit facility to supplement cash on hand of around $1.1bn~~*~~ as it increased its liquidity position to withstand any potential disruptions from the COVID-19 epidemic.

AngloGold Ashanti has made good progress in achieving its strategic objectives, namely the ongoing redevelopment of its Obuasi Gold Mine, investment in the increase of reserves and mine lives of its key assets, and the process to conclude the announced sales of assets in South Africa and Mali. These milestones were achieved despite disruption caused by COVID-19-related stoppages at Serra Grande, Cerro Vanguardia and the South Africa operations, which straddled the first and second quarters and have since been lifted.

The announced sale of the South African Operations to Harmony Gold crossed an important hurdle after the South African Competition Tribunal approved the transaction, without conditions, on 29 April 2020. AngloGold Ashanti will no longer be selling its Cerro Vanguardia mine in Argentina, after concluding it can derive more value for shareholders by developing the remaining potential in the ore body.

The ramp-up of Obuasi’s mining rate to 4,000 tonnes per day, from 2,000 tonnes per day, is now expected to occur in the first quarter of next year. This is due to slower shipments of certain equipment to Ghana and difficulties in ensuring key, skilled employees can travel to the site amidst COVID-19-related border closings. The project remains on budget.

The Company has taken a pragmatic approach in limiting the impact of the COVID-19 pandemic on its operations by building inventories of critical spares and ore stockpiles to improve the ability to respond to operational disruptions. The Company has also implemented innovative relief interventions across all host countries, working closely with governments, peers, and communities to help slow the spread of the pandemic.

PRODUCTION

Production was 716,000oz at a total cash cost of $814/oz for the quarter ended 31 March 2020, from 752,000oz at $791/oz in the same period last year. All-in sustaining cost (AISC) was $1,047/oz for the three months ended 31 March 2020, compared with $1,009/oz in the same period last year. Geita and Iduapriem delivered stand out performances, offsetting lower production at Siguiri, Sunrise Dam and AGA Mineração.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) jumped 54% to $473m while free cash flow, before capital expenditure on growth projects, soared by 231% to $94m. Free cash flow improvements were achieved despite higher capital expenditure, with growth investment of $90m -- principally at the Obuasi project as its redevelopment continued and outstanding cash balances available of $252m awaiting repatriation from the Democratic Republic of the Congo.

BALANCE SHEET

The balance sheet continues to improve as strong cash flows helped with the continued reduction in Adjusted net debt. Adjusted net debt to Adjusted EBITDA was 0.85* times at 31 March 2020, below targeted levels of 1.0 times through the cycle. Adjusted net debt was 10% lower at $1.6bn at quarter end, from $1.78bn at the same time last year.

The Company is in a strong cash position of $1.1bn after it redeemed the 10-year $700 million bond and the coupon and has secured additional credit facilities of $1bn, providing further liquidity in the event of operational disruptions.

SAFETY

Tragically, we lost four colleagues in the first quarter of the year in two separate incidents in March at the Mponeng mine. The first incident occurred on 5 March 2020 when three of our colleagues were fatally injured by a fall of ground, caused by a large seismic event roughly 3.6km below surface. The second took place on 16 March 2020 in a tragic accident during an underground horizontal transport incident, which fatally injured one employee. Subsequent to the quarter end, an employee of Covalent Water, a wholly owned subsidiary in South Africa, passed away as a result of injuries sustained in an electricity-related incident.

Despite these fatalities, our pursuit of zero harm remains the priority. The Company is absolutely focused on this critical area of our business and no effort will be spared to not only understand the cause of each of these incidents, but also the root cause of other high potential incidents that could have resulted in fatalities.

The information contained in this announcement has not been reviewed or reported on by the Company’s external auditors
~~(*)~~ The above results include continuing and discontinued operations.

Ends

JSE Sponsor
The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this document has not been reviewed or reported on by the Company’s external auditors.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2020 By: /s/ ME SANZ PEREZ

Name: ME Sanz Perez
Title: Executive Vice President – Legal, Commercial and Governance and Company Secretary